Exhibit 99.1

                                           LACLEDE GAS COMPANY
                                           STATEMENTS OF INCOME
                                               (UNAUDITED)

(Thousands)

                                                       Three Months Ended             Nine Months Ended
                                                            June 30,                       June 30,
                                                    -------------------------     --------------------------
                                                        2004         2003             2004         2003
                                                        ----         ----             ----         ----

Operating Revenues:
  Utility                                             $125,870     $114,207         $784,118      $688,828
  Other                                                    643          622            1,903         1,925
                                                    -------------------------     --------------------------
      Total Operating Revenues                         126,513      114,829          786,021       690,753
                                                    -------------------------     --------------------------

Operating Expenses:
  Utility
    Natural and propane gas                             68,855       60,293          532,414       442,054
    Other operation expenses                            28,411       27,097           90,702        88,084
    Maintenance                                          4,599        4,583           13,669        13,977
    Depreciation and amortization                        5,746        5,579           17,115        16,668
    Taxes, other than income taxes                      12,018       11,553           51,747        48,260
                                                    -------------------------     --------------------------
      Total utility operating expenses                 119,629      109,105          705,647       609,043
  Other                                                    614          600            1,838         1,873
                                                    -------------------------     --------------------------
      Total Operating Expenses                         120,243      109,705          707,485       610,916
                                                    -------------------------     --------------------------
Operating Income                                         6,270        5,124           78,536        79,837
                                                    -------------------------     --------------------------
Other Income and (Income Deductions) - Net                  11         (154)           3,288           802
                                                    -------------------------     --------------------------
Interest Charges:
  Interest on long-term debt                             6,207        4,945           15,836        15,355
  Other interest charges                                   552          799            2,621         2,867
                                                    -------------------------     --------------------------
      Total Interest Charges                             6,759        5,744           18,457        18,222
                                                    -------------------------     --------------------------
Income (Loss) Before Income Taxes                         (478)        (774)          63,367        62,417
Income Tax Expense (Benefit)                              (363)        (827)          22,746        22,868
                                                    -------------------------     --------------------------
Net Income (Loss)                                         (115)          53           40,621        39,549
Dividends on Redeemable Preferred Stock                     16           16               47            47
                                                    -------------------------     --------------------------
Earnings Applicable to Common Stock                   $   (131)    $     37         $ 40,574      $ 39,502
                                                    =========================     ==========================


See notes to financial statements.

                                               LACLEDE GAS COMPANY
                                                  BALANCE SHEETS
                                                   (UNAUDITED)

                                                                  June 30,           Sept. 30,          June 30,
                                                                    2004               2003               2003
                                                                    ----               ----               ----
(Thousands)

                          ASSETS
Utility Plant                                                    $1,060,868         $1,030,665         $1,018,482
  Less:  Accumulated depreciation and amortization                  420,994            409,418            406,482
                                                               --------------     --------------     --------------
      Net Utility Plant                                             639,874            621,247            612,000
                                                               --------------     --------------     --------------
Other Property and Investments                                       29,474             27,898             26,660
                                                               --------------     --------------     --------------

Current Assets:
  Cash and cash equivalents                                           2,092              2,907              1,786
  Accounts receivable:
       Gas customers - billed and unbilled                           78,633             70,217             70,444
       Associated companies                                           3,005              8,957              8,562
       Other                                                          8,064              9,196              7,036
       Allowances for doubtful accounts                              (7,547)            (6,839)            (5,121)
  Delayed customer billings                                          11,211                  -             16,778
  Natural gas stored underground at LIFO cost                        56,157            117,182             51,853
  Propane gas at FIFO cost                                           15,808             17,132             12,473
  Materials, supplies, and merchandise at avg. cost                   4,794              3,995              4,305
  Derivative instrument assets                                        6,225             10,838             11,350
  Deferred income taxes                                               5,579              7,631              6,332
  Prepayments and other                                               6,744              4,881              5,858
                                                               --------------     --------------     --------------
      Total Current Assets                                          190,765            246,097            191,656
                                                               --------------     --------------     --------------

Deferred Charges:
  Prepaid pension cost                                              102,463            109,445            110,662
  Regulatory assets                                                 102,200            103,807             72,266
  Other                                                               8,167              4,515              4,272
                                                               --------------     --------------     --------------
      Total Deferred Charges                                        212,830            217,767            187,200
                                                               --------------     --------------     --------------
Total Assets                                                     $1,072,943         $1,113,009         $1,017,516
                                                               ==============     ==============     ==============

See notes to financial statements.

                                               LACLEDE GAS COMPANY
                                            BALANCE SHEETS (Continued)
                                                   (UNAUDITED)

                                                                  June 30,           Sept. 30,          June 30,
                                                                    2004               2003               2003
                                                                    ----               ----               ----
(Thousands, except share amounts)

                CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock and Paid-in capital (100 shares issued and
    outstanding)                                                 $  135,090         $   82,579        $   82,580
  Retained earnings                                                 210,032            189,507           201,122
  Accumulated other comprehensive loss                                 (582)              (582)             (339)
                                                               --------------     --------------    --------------
      Total common stock equity                                     344,540            271,504           283,363
  Redeemable preferred stock (less current sinking fund
   requirements)                                                      1,108              1,258             1,258
  Long-term debt (less current portion)                             333,911            259,625           259,607
                                                               --------------     --------------    --------------
      Total Capitalization                                          679,559            532,387           544,228
                                                               --------------     --------------    --------------

Current Liabilities:
  Notes payable                                                       3,625            218,200           128,860
  Notes payable - associated companies                                    -             11,540            15,003
  Accounts payable                                                   55,393             41,938            42,498
  Accounts payable - associated companies                             1,321             10,303             8,748
  Advance customer billings                                               -             15,361                 -
  Current portion of long-term debt and preferred stock              25,145                  -                 -
  Taxes accrued                                                      26,397             16,287            27,718
  Unamortized purchased gas adjustment                                1,149              5,865             1,898
  Other                                                              39,266             34,344            30,226
                                                               --------------     --------------    --------------
      Total Current Liabilities                                     152,296            353,838           254,951
                                                               --------------     --------------    --------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                             192,003            177,957           154,809
  Unamortized investment tax credits                                  5,087              5,316             5,394
  Pension and postretirement benefit costs                           21,164             20,973            20,489
  Regulatory liabilities                                                927                582            16,137
  Other                                                              21,907             21,956            21,508
                                                               --------------     --------------    --------------
      Total Deferred Credits and Other Liabilities                  241,088            226,784           218,337
                                                               --------------     --------------    --------------
Total Capitalization and Liabilities                             $1,072,943         $1,113,009        $1,017,516
                                                               ==============     ==============    ==============

See notes to financial statements.

                                             LACLEDE GAS COMPANY
                                          STATEMENTS OF CASH FLOWS
                                                (UNAUDITED)

                                                                                    Nine Months Ended
                                                                                        June 30,
                                                                            -------------------------------
                                                                                2004               2003
                                                                                ----               ----
(Thousands)

Operating Activities:
 Net Income                                                                   $  40,621          $ 39,549
 Adjustments to reconcile net income
  to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                17,118            16,382
    Deferred income taxes and investment
     tax credits                                                                 10,567             4,794
    Other - net                                                                     368               618
    Changes in assets and liabilities:
      Accounts receivable - net                                                    (624)          (19,381)
      Unamortized purchased gas adjustments                                      (4,716)          (21,078)
      Deferred purchased gas costs                                               12,321             6,278
      Delayed customer billings - net                                           (26,572)          (41,610)
      Accounts payable                                                            4,473            20,408
      Taxes accrued                                                              10,110            18,223
      Natural gas stored underground                                             61,025            25,234
      Other assets and liabilities                                                7,148             4,597
                                                                            -------------      ------------
          Net cash provided by operating activities                           $ 131,839          $ 54,014
                                                                            -------------      ------------

Investing Activities:
  Construction expenditures                                                     (36,597)          (34,670)
  Employee benefit trusts                                                        (2,041)             (151)
  Other investments                                                               1,037               395
                                                                            -------------      ------------
          Net cash used in investing activities                               $ (37,601)         $(34,426)
                                                                            -------------      ------------

Financing Activities:
  Issuance of first mortgage bonds                                              150,000                 -
  Maturity/Redemption of first mortgage bonds                                   (50,000)          (25,000)
  Issuance (Repayment) of short-term debt - net                                (226,115)           24,993
  Dividends paid                                                                (19,357)          (19,104)
  Paid-in capital contribution from Laclede Group                                52,511                 -
  Preferred stock reacquired                                                         (5)               (8)
  Other                                                                          (2,087)                -
                                                                            -------------      ------------
          Net cash used in financing activities                               $ (95,053)         $(19,119)
                                                                            -------------      ------------

Net Increase (Decrease) in Cash and Cash Equivalents                               (815)         $    469
Cash and Cash Equivalents at Beginning of Period                                  2,907             1,317
                                                                            -------------      ------------
Cash and Cash Equivalents at End of Period                                    $   2,092          $  1,786
                                                                            =============      ============

Supplemental Disclosure of Cash Paid (Refunded)
 During the Period for:
    Interest                                                                  $  19,222          $ 20,301
    Income taxes                                                                  2,799            (4,299)


See notes to financial statements.

                             LACLEDE GAS COMPANY
                        NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. Certain prior-period amounts have been reclassified to conform to current-period presentation. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas' Fiscal Year 2003 Form 10-K.

         Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarter of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

         REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenue at June 30, 2004 and 2003, for the Utility, was $7.1 million and $6.5 million, respectively. After accrual of related gas cost expense, the accrued net pre-tax revenues at June 30, 2004 and 2003 were $3.3 million and 2.7 million, respectively. The amount of accrued unbilled revenue at September 30, 2003 was $8.9 million.

         BASIS OF CONSOLIDATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas' balance sheet have not been eliminated from the Laclede Gas financial statements.

         Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Balance Sheet. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies. At June 30, 2004, the Laclede Gas Balance Sheet reflected a total of $3.0 million of intercompany receivables and $1.3 million of intercompany payables.

         NEW ACCOUNTING STANDARDS - Financial Accounting Standards Board
(FASB) Interpretation No. 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities," addresses consolidation of business enterprises of variable interest entities. Public entities shall apply this Interpretation to their interests in special purpose entities as of the first interim period ending after December 15, 2003. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. There was no effect on the financial position or results of operations of Laclede Gas upon adoption.

         In December 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003) (SFAS No. 132(R)), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of this Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132(R) replaces SFAS No. 132, and requires certain additional disclosures that became effective for fiscal years ending after and interim periods beginning after December 15, 2003. The required disclosures are included in Note 2 to the Financial Statements on page 6 of this report.

         The Emerging Issues Task Force (EITF) deliberated Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The Issue was intended to address the meaning of other-than-temporary impairment and its application to certain investments held at cost. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No. 124, "Accounting for Certain Investments Held for Not-for-Profit Organizations." The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ended after December 15, 2003, for investments accounted for under SFAS Nos. 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. Additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. Laclede Gas is currently evaluating the effect of this pronouncement on its financial statements.

2.       PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

         Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment.

         The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. The Utility has contributed $.2 million to the pension funds during the nine months ended June 30, 2004, and expects to contribute a total of $.3 million during fiscal year 2004. Plan assets consist primarily of corporate and U.S. government obligations and indexed equity funds.

         Pension cost amounted to $1.1 million for the quarter ended June 30, 2004 and $.3 million for the same quarter last year. Pension costs for the nine months ended June 30, 2004 were $3.4 million compared with $.8 million for the same period last year. These costs include amounts capitalized with construction activities.

         The net periodic pension costs include the following components:

                                                                     Three Months Ended           Nine Months Ended
                                                                          June 30,                    June 30,
                                                                   -----------------------     -----------------------
         (Thousands)                                                   2004        2003           2004        2003
                                                                       ----        ----           ----        ----

         Service cost - benefits earned                              $ 2,776     $ 2,265        $  8,330    $  6,795
            during the period
         Interest cost on projected
            benefit obligation                                         4,058       4,150          12,173      12,450
         Expected return on plan assets                               (5,625)     (5,650)        (16,874)    (16,950)
         Amortization of transition obligation                             -         (59)              -        (177)
         Amortization of prior service cost                              331         348             993       1,044
         Amortization of actuarial loss                                  951         334           2,852       1,003
         Regulatory adjustment                                        (1,368)     (1,108)         (4,105)     (3,324)
                                                                   -----------------------     -----------------------
         Net pension cost                                            $ 1,123     $   280        $  3,369    $    841
                                                                   =======================     =======================

         Pursuant to the Missouri Public Service Commission's (MoPSC or Commission) order in Laclede Gas' 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility's qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million annually effective July 1, 2003. The difference between this amount on a pro-rata basis and pension expense as calculated pursuant to the above and included in the Statements of Consolidated Income and Consolidated Comprehensive Income is deferred as a regulatory asset or liability.

         Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump sum cash payments. Pursuant to MoPSC order, lump sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements during the nine months ended June 30, 2004 or the nine months ended June 30, 2003.

         Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

         Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
(OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts assets consist primarily of money market securities and mutual funds invested in stocks and bonds. Laclede Gas has contributed $5.5 million to the plans during the nine months ended June 30, 2004, and expects to contribute a total of $7.4 million during fiscal 2004. The unrecognized transition obligation is being amortized over 20 years.

         Postretirement benefit costs were $2.0 million in the quarter ended June 30, 2004 compared with $1.9 million in the quarter ended June 30, 2003. Postretirement benefit costs were $5.9 million for the nine months ended June 30, 2004 compared with $5.8 million for the nine months ended June 30, 2003. These costs include amounts capitalized with construction activities.

         Net periodic postretirement benefit costs consisted of the following components:

                                                                   Three Months Ended          Nine Months Ended
                                                                        June 30,                    June 30,
                                                                 ----------------------     ----------------------
          (Thousands)                                               2004        2003           2004        2003
                                                                    ----        ----           ----        ----

          Service cost - benefits earned
            during the period                                      $  794      $  690         $2,381      $2,069
          Interest cost on accumulated
            postretirement benefit obligation                         801         916          2,402       2,746
          Expected return on plan assets                             (209)       (234)          (627)       (703)
          Amortization of transition
           obligation                                                 264         316            794         950
          Amortization of prior service cost                           (8)         82            (24)        246
          Amortization of actuarial loss                              174         103            523         311
          Regulatory adjustment                                       165          75            494         226
                                                                 ----------------------     ----------------------
          Net postretirement benefit cost                          $1,981      $1,948         $5,943      $5,845
                                                                 ======================     ======================

         Pursuant to the Commission's order in the Utility's 2002 rate case, the return on plan assets is based on market related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

2.       INCOME TAXES

         Net provision (benefit) for income taxes was as follows during the periods set forth below:

                                         Three Months Ended         Nine Months Ended
                                             June 30,                   June 30,
                                      -----------------------    -----------------------

         (Thousands)                      2004        2003           2004        2003
                                          ----        ----           ----        ----
         Federal
           Current                      $(7,195)    $(2,875)       $10,494     $15,105
           Deferred                       6,898       1,757          9,103       4,000
         State and Local
           Current                       (1,207)        (39)         1,685       2,969
           Deferred                       1,141         330          1,464         794
                                      -----------------------    -----------------------
               Total                    $  (363)    $  (827)       $22,746     $22,868
                                      =======================    =======================

3.       OTHER INCOME AND INCOME DEDUCTIONS - NET

                                                      Three Months Ended           Nine Months Ended
                                                           June 30,                     June 30,
                                                    ---------------------      ------------------------
         (Thousands)                                   2004        2003           2004           2003
                                                       ----        ----           ----           ----

         Investment gains                             $   -       $   -          $1,947          $  -
         Allowance for funds used during
          construction                                  (33)        (26)            (94)          (77)
         Other income                                   255         151           1,033           579
         Other income deductions                       (211)       (279)            402           300
                                                    ---------------------      ------------------------
         Other income and income
          deductions - net                            $  11       $(154)         $3,288          $802
                                                    =====================      ========================

         Laclede Gas recorded the receipt of proceeds totaling $1.9 million during the quarter ended March 31, 2004 related to its interest, as a policyholder, in the sale of a mutual insurance company. This represents an initial distribution relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the consolidated financial position or results of operations of the Utility.

4.       INFORMATION BY OPERATING SEGMENT

         The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

                                        Regulated
                                           Gas         Non-Regulated
         (Thousands)                   Distribution        Other      Eliminations    Consolidated
         -------------------------------------------------------------------------------------------

         Three Months Ended
         June 30, 2004
         -------------
         Operating revenues             $  125,870        $  643          $ -         $  126,513
         Net income (Loss)                    (133)           18            -               (115)
         Total assets                    1,071,350         1,593            -          1,072,943

         Nine Months Ended
         June 30, 2004
         -------------
         Operating revenues             $  784,118        $1,903          $ -         $  786,021
         Net income                         40,581            40            -             40,621
         Total assets                    1,071,350         1,593            -          1,072,943

         Three Months Ended
         June 30, 2003
         -------------
         Operating revenues             $  114,207        $  622          $ -         $  114,829
         Net income                             39            14            -                 53
         Total assets                    1,015,887         1,629            -          1,017,516

         Nine Months Ended
         June 30, 2003
         -------------
         Operating revenues             $  688,828        $1,925          $ -         $  690,753
         Net income                         39,517            32            -             39,549
         Total assets                    1,015,887         1,629            -          1,017,516

6.       COMMITMENTS AND CONTINGENCIES

         Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected its financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

         With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of June 30, 2004, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

         Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas has met with the developer to explore what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

         Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

         Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

         While the scope of future costs relative to the Shrewsbury site may not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

         Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of Laclede Gas.

         On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to its customers. Pursuant to the Stay Order, Laclede Gas is paying the $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003 the MoPSC appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. Oral arguments are currently scheduled in the Missouri Court of Appeals for the Western

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

District for August 17, 2004. Laclede Gas continues to believe in the merit of its position and intends to vigorously assert its position in the appeal. To the extent that a final decision in the courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position and results of operation of Laclede Gas.

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Item 2.  Management's Discussion and Analysis of Financial Condition and
         Results of Operations

LACLEDE GAS COMPANY
-------------------

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o   weather conditions and catastrophic events;
o   economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
    o   allowed rates of return
    o   incentive regulation
    o   industry structure
    o   purchased gas adjustment provisions
    o   rate design structure and implementation
    o   franchise renewals
    o   environmental or safety matters
    o   taxes
    o   accounting standards;
o   the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply; and
o   discovery of material weakness in internal controls; and
o   employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility's Financial Statements and the notes thereto.

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LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas Company (Laclede Gas or the Utility) is regulated by the Missouri Public Service Commission (MoPSC) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility's earnings are primarily generated by the sale of heating energy, which was historically heavily influenced by the weather. As part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and is expected to stabilize the Utility's earnings in the future by recovering fixed costs more evenly during the heating season. Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return has been a fundamental component of the Laclede Gas strategy. The Utility's distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 15,000-mile natural gas distribution system and related storage facilities. In fiscal 2003, when the weather mitigation rate design first went into effect, the weather was essentially normal; therefore, its impact was minimal. However, it has shown its value during the first nine months of fiscal 2004, as the downward pressure on revenues and earnings has been significantly mitigated despite temperatures that were 13% warmer than normal. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. Due to the material seasonal cycle of Laclede Gas, the accompanying interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarter of the fiscal year.

Quarter Ended June 30, 2004
---------------------------

Laclede Gas recorded a loss of $.1 million for the quarter ended June 30, 2004 compared with net income that was essentially break-even during the same quarter last year. The slight variation was primarily attributable to increased operating costs and higher interest expense, largely offset by higher income from off-system sales and capacity release.

Regulated Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its Purchased Gas Adjustment (PGA) clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Regulated operating revenues for the quarter ended June 30, 2004 were $125.9 million, or $11.7 million greater than the same period last year. The increase was primarily attributable to increased off-system sales revenues totaling $17.1 million. This factor was partially offset by lower PGA rates totaling $5.3 million and lower system gas sales levels resulting from warmer weather and other variations totaling $.1 million. Temperatures were 24% warmer than normal and 18% warmer than the same quarter last year. System therms sold and transported decreased by 7.2 million therms, or 5.3%, below the quarter ended June 30, 2003.

Regulated operating expenses for the quarter ended June 30, 2004 increased $10.5 million from the same quarter last year. Natural and propane gas expense increased $8.6 million above last year's level primarily attributable to increased off-system gas expense, partially offset by lower rates charged by our suppliers and lower volumes purchased for sendout. Other operation and maintenance expenses increased $1.3 million, or 4.2%, primarily due to a higher provision for uncollectible accounts, increased insurance premiums and higher wage rates, partially offset by lower group insurance charges. Taxes, other than income, increased $.5 million, or 4.0%, due to higher real estate and personal property taxes and other variations.

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

Interest Charges

The $1.0 million increase in interest charges was primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million of 5 1/2% First Mortgage Bonds and $100 million of 6% First Mortgage Bonds, partially offset by the early redemption in June 2004 of $50 million of 6 5/8% First Mortgage Bonds. This increase in interest in long-term debt was partially offset by reduced interest on short-term debt reflecting lower borrowings.

Nine Months Ended June 30, 2004
-------------------------------

Laclede Gas' net income for the nine months ended June 30, 2004 was $40.6 million, compared with $39.5 million reported for the same period last year. The year-to-year improvement in net income of $1.1 million was primarily attributable to the following factors, quantified on a pre-tax basis.

Utility earnings increased primarily due to the following factors:

o non-operating income recorded this year increased $2.5 million primarily reflecting the receipt of proceeds totaling $1.9 million related to the Utility's interest, as a policyholder, in the sale of a mutual insurance company,

o the fully-implemented general rate increase effective November 9, 2002 totaling $.9 million, and;

o income from off-system sales and capacity release increased $1.4 million from the nine months ended June 30, 2003.

These factors were partially offset by pension costs that increased $1.6 million over the same period last year.

Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for the nine months ended June 30, 2004 were $784.1 million, or $95.3 million greater than the same period last year. The increase was primarily attributable to higher PGA rates totaling approximately $90.3 million, increased off-system sales revenues totaling $41.1 million and, to a lesser extent, the effect of the general rate increase totaling $.9 million. These factors were partially offset by lower system gas sales levels resulting from warmer weather and other variations totaling $37.0 million. Temperatures were 13% warmer than normal and 14% warmer than last year. System therms sold and transported decreased by 80.5 million therms, or 8.6%, below the nine months ended June 30, 2003.

Regulated operating expenses for the nine months ended June 30, 2004 increased $96.6 million from the same period last year. Natural and propane gas expense increased $90.4 million above last year's level primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower volumes purchased for sendout. Other operation and maintenance expenses increased $2.3 million, or 2.3%, primarily due to increased pension costs, a higher provision for uncollectible accounts, and increased injuries and damages premiums, partially offset by lower group insurance charges and reduced maintenance charges. Taxes, other than income, increased $3.5 million, or 7.2%, primarily due to higher gross receipts taxes (related to the increased revenues).

Other Income and Income Deductions - Net

The $2.5 million increase in other income and income deductions - net was primarily attributable to the Utility's recognition this year of the receipt of proceeds totaling $1.9 million related to its interest, as a policyholder, in the sale of a mutual insurance company. This represents an initial distribution relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the consolidated financial position or results of operations of the Utility.

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

Interest Charges

The $.2 million increase in interest charges was primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million of 5 1/2% First Mortgage Bonds and $100 million of 6% First Mortgage Bonds, partially offset by the early redemption in June 2004 of $50 million of 6 5/8% First Mortgage Bonds and the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds. The higher interest on long-term debt was partially offset by lower short-term interest reflecting reduced borrowings.

Other Matters
-------------

The basic term of Laclede Gas' labor agreement with Locals 5-6 and 5-194 (the union) of the Paper, Allied-Industrial, Chemical & Energy Workers International Union (formerly known as the Oil, Chemical and Atomic Workers International Union) expires at midnight, July 31, 2004. An offer of settlement will be presented to the union for a vote on August 1, 2004.

Regulatory Matters
------------------

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court. On March 29, 2004, the MoPSC Staff and Laclede Gas responded to a MoPSC order directing interested parties to submit new proposed findings of fact on this issue for its consideration. By Order dated May 4, 2004, the MoPSC determined that it was necessary to take additional evidence on this issue and subsequently scheduled evidentiary hearings for that purpose for late September 2004.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to its customers. Pursuant to the Stay Order, Laclede Gas is paying the $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003 the MoPSC appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. Oral arguments are currently scheduled in the Missouri Court of Appeals for the Western District for August 17, 2004. Laclede Gas continues to believe in the merit of its position and intends to vigorously assert its position in the appeal. To the extent that a final decision in the courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position and results of operations of Laclede Gas.

On March 1, 2004, the Utility made an Infrastructure System Replacement Surcharge (ISRS) filing with the MoPSC that was designed to increase revenues by approximately $3.86 million annually. Such filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a

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

year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On March 12, 2004, the MoPSC suspended the proposed surcharge until June 29, 2004. On May 27, 2004 the Company and the Staff of the MoPSC filed a stipulation and agreement ("S&A") that provided for a $3.56 million annual surcharge effective June 10, 2004. On June 1, 2004 the MoPSC approved the S&A.

Critical Accounting Policies
----------------------------

Our Discussion and Analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

         Allowances for doubtful accounts - Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

         Employee benefits and postretirement obligations - Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain stop/loss coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

         The Utility's Purchased Gas Adjustment Clause (PGA) allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

         Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.

For further discussion of significant accounting policies, see the Notes to the Financial Statements included in Laclede Gas' 10-K for the fiscal year ended September 30, 2003.

Accounting Pronouncements
-------------------------

Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities," addresses consolidation of business enterprises of variable interest entities. Public entities shall apply this Interpretation to their interests in special purpose entities as of the first interim period ending after December 15, 2003. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. There was no effect on the financial position or results of operations of Laclede Gas upon adoption.

In December 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003) (SFAS No. 132 (R)), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of this Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132(R) replaces SFAS No. 132, and requires certain additional disclosures that became effective for fiscal years ending after and interim periods beginning after December 15, 2003. The required disclosures are included in Note 2 to the Financial Statements on page 6 of this report.

The Emerging Issues Task Force (EITF) deliberated Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The Issue was intended to address the meaning of other-than-temporary impairment and its application to certain investments held at cost. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No. 124, "Accounting for Certain Investments Held for Not-for-Profit Organizations." The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ended after December 15, 2003, for investments accounted for under SFAS Nos. 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. Additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. Laclede Gas is currently evaluating the effect of this pronouncement on its financial statements.

FINANCIAL CONDITION

Credit Ratings
--------------

As of June 30, 2004, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                       S&P          Moody's          Fitch
-----------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds        A              A3              A+
Laclede Gas Commercial Paper           A-1            P-2

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The Utility's ratings are investment grade, and the Utility believes that it has adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

Cash Flows
----------

Laclede Gas' short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility's PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Net cash provided by operating activities for the nine months ended June 30, 2004 was $131.8 million, a $77.8 million increase, compared with the same period last year. The increase in cash provided by operating activities was primarily attributable to changes in the cost of natural gas in storage and favorable variations in the timing of collections of gas cost under the PGA clause.

Net cash used in investing activities for the nine months ended June 30, 2004 was $37.6 million compared with $34.4 million for the nine months ended June 30, 2003. Cash used in investing activities primarily reflected Utility construction expenditures in both periods.

Net cash used in financing activities was $95.1 for the nine months ended June 30, 2004 compared with $19.1 million for the nine months ended June 30, 2003. The variation primarily reflects the repayment of short-term debt this year, partially offset by the issuance of additional long-term debt and paid-in capital contributions from Laclede Group.

Liquidity and Capital Resources
-------------------------------

Short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas currently has lines of credit in place of up to $265 million, after the expiration of a seasonal line of $25 million on February 13, 2004. Laclede Gas' short-term borrowing during the quarter peaked at $191.7 million. Short-term borrowings outstanding at June 30, 2004 were $3.6 million at a weighted average interest rate of 1.6%. Based on short-term borrowings at June 30, 2004, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $36,000 on an annual basis.

Most of Laclede Gas' lines of credit include a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On June 30, 2004, total debt was 51% of total capitalization.

At June 30, 2004, Laclede Gas had fixed-rate long-term debt totaling $360 million, including a current portion of $25 million scheduled to mature in November 2004. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of June 30, 2004. On April 28, 2004, Laclede Gas sold $50 million principal amount of First Mortgage Bonds, 5 1/2% Series due May 1, 2019 and $100 million principal amount of First Mortgage Bonds, 6% Series due May 1, 2034. The net proceeds of $147.9 million from this sale were used to reduce short-term debt, to redeem at par $50 million principal amount of Laclede Gas' 6 5/8% First Mortgage Bonds on June 15, 2004, and for general corporate purposes. The proceeds will also be used to pay at maturity $25 million principal amount of Laclede Gas' 8 1/2% First Mortgage Bonds in November 2004.

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Laclede Group has on file a shelf registration on Form S-3, which allows for the issuance of equity securities, other than preferred stock, and debt securities. Of the $500 million of securities originally registered under this S-3, $362.37 million remain registered and unissued as of June 30, 2004. The Company issued 1.725 million shares of common stock in May 2004. The proceeds from the sale of approximately $44.7 million were utilized to make a capital contribution to Laclede Gas. Laclede Gas used the contribution to reduce short-term borrowings and for general corporate purposes.

Utility construction expenditures were $36.6 million for the nine months ended June 30, 2004, compared with $34.7 million for the same period last year.

Capitalization at June 30, 2004, excluding current obligations of long-term debt and preferred stock, increased $147.2 million since September 30, 2003 as a result of the long-term debt issuance and capital contributions from Laclede Group. Capital consisted of 50.7% common stock equity, .2% preferred stock and 49.1% long-term debt.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas' sales affects the comparison of certain balance sheet items at June 30, 2004 and at September 30, 2003, such as Accounts Receivable - Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Assets and Liabilities, and Delayed and Advance Customer Billings. The Balance Sheet at June 30, 2003 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

Market Risk
-----------

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At June 30, 2004, the Utility held approximately 12.8 million MMBtu of futures contracts at an average price of $6.08 per MMBtu. Additionally, approximately 4.9 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2005.

Environmental Matters
---------------------

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected its financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of June 30, 2004, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas has met with the


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developer to explore what role, if any, it might play in these efforts.
Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

While the scope of future costs relative to the Shrewsbury site may not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.

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